Exhibit 16.1

July 12, 2019

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Enviva Partners, LP and, under the date of March 1, 2019, we reported on the consolidated financial statements of Enviva Partners, LP as of and for the years ended December 31, 2018 and 2017. On July 8, 2019, we were dismissed. We have read Enviva Partners, LP’s statements included under Item 4.01 of its Form 8-K dated July 12, 2019, and we agree with such statements, except that we are not in a position to agree or disagree with Enviva Partners, LP’s statement made in Item 4.01(a) that the change was approved by the Audit Committee of the Board of Directors of Enviva Partners GP, LLC, the Partnership’s general partner, and that we are not in a position to agree or disagree with Enviva Partners, LP’s statements made in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP